November 30 , 2012

Ms. Jennifer Gowetski
Senior Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	Highbridge Commodities FuturesAccess LLC Registration Statement on Form 10-12(g) Filed on December 23, 2011 File No. 000-54573

Dear Ms. Gowetski:

Merrill Lynch Alternative Investments LLC (“MLAI” or “Sponsor”), the manager of Highbridge Commodities FuturesAccesss LLC (the “Fund”), thanks you for your letter of  January 20, 2012, providing comments to the above referenced filing.  On behalf of the Fund, MLAI has reviewed the comments and has provided the responses below.  For your convenience, we have included each comment below in bold with the corresponding response.  References to the “Fund” in our response also refer to Highbridge Commodities FuturesAccesss Master Fund Ltd. as applicable.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments.  If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.  In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

The Fund acknowledges that it is now subject to the reporting requirements under Section 13(a) of the Exchange Act.   As applicable, the Fund will incorporate certain responses herein in its periodic reports.

2.	Please revise your disclosure to explain how an investor will be informed of the current portfolio of the fund and clarify whether the information will be updated daily.

Ms. Jennifer Gowetski
November 30, 2012

Investors in the Fund received monthly reports regarding performance of the Fund.  As is typical of managed futures funds, the monthly reports do not provide position-level information, but rather focus on the Fund’s performance.  Information is not updated daily.

Please note that the filed Form 10 registration statement provides that each month, as required by CFTC regulations, the Sponsor sends to the investors an account statement which includes the most recent month-end net asset value of the Fund, the percentage change from the previous month, the net asset value of the Fund’s units and a brief summary of the Fund’s income and expenses, as well as any such other information as the Sponsor may deem appropriate.

3.
Where appropriate, please describe the procedure whereby investors can redeem their shares.  We note your cross-reference to the Operating Agreement on page 34; however, please briefly describe the process in the registration statement.

Please note that the filed Form 10 registration statement does in fact briefly describe the redemption process in Item 11 (Description of Securities To Be Registered), paragraph (a)(iv) (Redemption Provisions).  The  Staff’s comment letter refers to a cross-reference regarding redemption earlier in the registration statement in Item 9(a), prior to the substantive disclosure regarding the redemption process in Item 11, paragraph (a)(iv).

Plan of Operation, page 2

4.	Please revise to more specifically explain the program’s strategy.

The Fund will provide a more detailed discussion of trading strategy in Forms 10-K for 2012 and subsequent years.

5.
We note your statement that the Trading Advisor currently implements the Trading Program primarily by investing in futures contracts, although the Trading Advisor may in the future increase the utilization of options on futures or OTC derivatives such as forward contracts.  Please revise to disclose the approximate amount in each type of investment.

The Fund believes that specifying the approximate amount of each type of investment is neither required by Form 10 or Regulation S-K nor typical disclosure to include in a Form 10 registration statement or periodic report for a managed futures fund.

6.
We note your disclosure in the second paragraph that the fund will attempt to profit from commodities futures in backwardation.  Please provide more detail regarding the potential impact of backwardation.  Please also discuss whether the Fund would perform better in a contango or backwardation market.

In response to this comment, the Fund intends to include the following disclosure, or its equivalent, in future Forms 10-K:

Ms. Jennifer Gowetski
November 30, 2012

Backwardation exists when futures prices are lower than spot prices.  Contango is the opposite situation where futures prices are higher than spot prices.

A large portion of the Fund’s fundamental return forecasts consist of analysis of the entire futures term structure.  Accordingly, the Fund attempts to overweight commodities in shortage, often in backwardation, and underweight commodities with excess supply, often in contango.  Commodities in backwardation are associated with low levels of inventory and  the Fund attempts to benefit from holding futures on these commodities.  Similarly, the Fund’s underweight or short positions in commodities that are in contango are intended to generate returns as a result of further price decreases.

However, the Fund does not believe it is appropriate to discuss whether the Fund would, in general, perform better in a contango or backwardation market. The Trading Advisor believes that commodity futures curves and each commodity’s performance tends to be dominated by its own supply and demand dynamics.  The Fund’s Trading Advisor has designed investment strategies that can benefit from both contango and backwardated markets. Therefore it is difficult to broadly predict the Fund’s return expectations as markets move towards contango or backwardation.

7.
Refer to the first sentence of the third paragraph on page 2.  Please describe these policies and procedures in greater detail, particularly the “many other cases” in which the Trading Advisor may allocate opportunities other than in a pro-rata fashion.

In Forms 10-K for 2012 and subsequent years the Fund will describe the Trading Advisor’s allocation policies and procedures in greater detail, including by the following disclosure or its equivalent:

The Trading Advisor believes that its allocation policy is reasonably designed to ensure that all accounts are treated fairly and in an equitable manner.  Numerous factors may dictate that an order is not strictly allocated on a pro rata basis, including, but not limited to, the account’s investment guidelines, size of the account, size of the order, risk tolerance and relevant regulatory limitation.  The Trading Advisor periodically reviews allocations to ensure consistency with its policies and procedures.

The Trading Advisor, page 7

8.	Please revise your disclosure to better describe the experience of your Trading Advisor, including a discussion of your advisor’s prior performance.

We note that the filed Form 10 registration statement provides narrative description regarding the Trading Advisor’s background.  The Fund believes that providing performance information regarding the Trading Advisor, apart from the Fund’s performance, is neither required by Form 10 or Regulation S-K nor typical disclosure to include in a Form 10 registration statement or periodic report for a managed futures fund.

Ms. Jennifer Gowetski
November 30, 2012

Description of Current Charges, page 14

9.	Please provide a break-even analysis table showing how much profit the Fund must make the first year to cover its fees or advise.

The Fund believes that providing a break-even analysis table is neither required by Form 10 or Regulation S-K nor typical disclosure to include in a Form 10 registration statement or periodic report for a managed futures fund.

10.
We note your statements on pages 14 and 15 that the Sponsor may waive or reduce sales commissions and may waive, reduce or rebate Sponsor’s Fees for certain investors without entitling any other investor to a waiver or reduction.  Please revise to explain the circumstances in which sales commissions and/or fees may be waived, reduced or rebated.  In addition, please tell us the portion of $25,108,176 in subscriptions as of November 1, 2011 for which sales commissions and/or fees have been waived, reduced or rebated.

The Sponsor in its discretion may decide to waive or reduce sales commissions, or waive, reduce or rebate Sponsor’s fees.  There is no pre-set criteria regarding the situations when the Sponsor may decide to waive or reduce sales commissions, or waive, reduce or rebate Sponsor’s fees.  A factor that the Sponsor may consider is the subject investor’s overall  relationship with the Sponsor and its affiliates.

A breakdown regarding the portion of the $25,108,176 in subscriptions as of November 1, 2011 for which sales commissions and/or fees have been waived, reduced or rebated would be burdensome, and therefore is not being provided.

11.
Refer to the Management Fees section on page 15 where you disclose that the Trading Advisor will pay or direct the HCFA Master Fund to pay the Sponsor 40% of the Management Fee.  Please revise the Sponsor’s Fees section to include this amount and briefly explain the purpose of this fee.

The Sponsor receives a portion of the Management Fee in order to defray costs in consideration for the Sponsor and certain of its affiliates providing certain administrative and operational support to the Fund.  The Fund will include similar disclosure in Forms 10-K for 2012 and subsequent years as applicable.

12.	In the Organizational and Initial Offering Costs section on page 19, please disclose the amount accrued to date.

The Fund will disclose the Fund’s accrued organizational and initial offering costs in Forms 10-K for 2012 and subsequent years as applicable.

13.
We note your statement on page 20 that many MLPF&S clients pay lower futures brokerage rates and many MLIB clients pay lower prime brokerage fees and lower bid-ask spreads than the HCFA Master Fund and that brokerage commissions and bid-ask spreads have a major impact on the HCFA Master Fund’s performance and the cumulative effect of the higher rates paid by the HCFA Master Fund is material.  Please revise the fee chart on pages 17 and 18 to quantify these fees and include this information.

Ms. Jennifer Gowetski
November 30, 2012

Please note that the Sponsor has thousands of clients with different fee arrangements.  Therefore, it would be impractical for the Sponsor to undertake a comparison of the fees made by the Fund and the fees paid by other clients.  The Sponsor believes that the existing disclosure regarding the lower trading expenses incurred by certain other accounts is adequate.

Redemption Provisions, page 37

14.
We note your disclosure on page 38 that the Sponsor may delay or suspend both the payment of redemption proceeds and the effective date of redemptions if the Sponsor determines that not doing so would have adverse consequences for the non-redeeming investors.  Please revise to explain what you mean by adverse consequences for non-redeeming investors and how the Sponsor will make such determination.

The following is a non-inclusive of list certain circumstances that may influence the Sponsor, in its discretion, to delay or suspend payment of redemption proceeds or the effective date of redemptions: (i) market disruptions, including a situation in which any market on which a significant portion of the Fund’s investments are traded closes other than for ordinary holidays or restricts or suspends trading; (ii) a state of emergency as a result of which it is not reasonably practicable to calculate the Fund’s net asset value; (iii) a breakdown in the means of communication normally used for determining prices of a significant portion of the Fund’s portfolio; and (iv) where the transfer of funds involved in the realization or acquisition of certain investments in the Fund’s portfolio cannot, in the opinion of the Sponsor, be effected at normal rates of exchange.  Disclosure regarding these circumstances will be included in Forms 10-K for 2012 and subsequent years.

Financial Statements

General

15.	Please continue to monitor the updating requirements of Rule 8-08 of Regulation S-X.

This comment has been rendered moot because the Fund has filed a Form 10-K for the year-ended December 31, 2011 and Form 10-Qs for the succeeding fiscal quarters.

16.
Given the anticipated significance of your investment in Highbridge Commodities FutureAccess Master Fund Ltd., please tell us whether you expect to include audited financial statements of Highbridge Commodities FutureAccess Master Fund Ltd. in future ‘34 act filings.

Audited financial statements of Highbridge Commodities FuturesAccess Master Fund Ltd. have been included in the Fund’s Form 10-K for the year-ended December 2011.

Ms. Jennifer Gowetski
November 30, 2012

Report of Independent Registered Public Accounting Firm, page F-1

17.	Please amend your filing to include an audit report which indicates the city and state where the report was issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

We understand from discussion with the Staff that the Fund will not be required to amend its Form 10 filing in this regard.  In subsequent periodic filings which include an audit report, the Fund will correct the technical glitch that inadvertently omitted the city and state where the audit report was issued.

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Barbra E. Kocsis Chief Financial Officer Merrill Lynch Alternative Investments LLC Manager of Highbridge Commodities FuturesAccess LLC
cc: Mark Borrelli